

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Thomas D. Hennessy
Chairman of the Board, Co-Chief Executive Officer, and President
PROPTECH INVESTMENT CORP. II
3415 N. Pines Way, Suite 204
Wilson, WY 83014

>   **Re: PROPTECH INVESTMENT CORP. II**
>   **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 29, 2022**
>   **File No. 001-39758**

Dear Thomas D. Hennessy:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 29, 2022

Risk Factors, page 30

1. We note your revised disclosure on page 66 in response to comment 2. Please revise to disclose how CF Principal intends to distribute the 10,204,082 shares of Appreciate it will acquire and indicate, if true, that the company may not have access to the full amount available to it under the equity line agreement. With a view to disclosure, advise us whether the investor can engage in short-selling activities.

Certain Renters Warehouse Projected Financial Information, page 131

2. We note your response to comments 3 and 4 and reissue the comments in part. Please revise to further clarify the key assumptions underlying projections. For example,
    *   Do the projections supported by and involving increased marketing investment assume certain amounts of cash available to the company, for example from the trust account or the $100 million commitment facility? If so, would the projections be

materially different if such funds are not available due to, for example, high redemption rates or other factors?
- To what extent are the average customer acquisition costs of $1,500 and $3,125 significantly different from current costs and what are the underlying assumptions for any such changes?
- What assumptions regarding the expansion of existing institutional clients and addition of new institutional and retail clients through marketing investment were used in projecting the increases in transactions from 1,028 in fiscal year 2022 to 8,778 in 2023?
- What assumptions, if any, were used regarding changes in inflation and other ongoing uncertainty in the market?

Please revise accordingly.

<u>Fairness Opinion of Northland Securities Inc., page 136</u>

3. We note your response to comment 5 and revised disclosure on page 72 that the fairness opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Please revise the discussion on pages 12 and 108 or where appropriate to clarify the extent to which the PTIC II Board considered seeking an updated fairness opinion given the passage of time and the lower September projections. Given the material changes to the projections, clarify whether the Board believes the fairness opinion remains valid.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Seiguer, P.C.